EXHIBIT 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth the ratio of earnings to combined fixed charges and preferred dividends for Euroseas:

•	on a historical basis for each of the four years 2002, 2003, 2004 and 2005 and for the six-month period ended June 30, 2006.

For the purpose of calculating such ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges. “Fixed charges” consist of interest expense and amortization of debt discount or premiums.

	Year Ended	Year Ended	Year Ended	Year Ended	Six-months Ended
	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	June 30, 2006
EARNINGS
Net income for period	891,628	8,426,612	30,611,765	25,178,454	10,015,456
Interest expense	744,473	725,855	657,603	1,412,127	1,355,820
Amortization of finance cost	55,497	67,402	50,681	83,744	36,127
Equity in net loss (gain) of an associate	(30,655)	167,433	-	-	-
Total earnings	1,660,943	9,387,302	31,320,049	26,674,325	11,407,403

FIXED CHARGES
Interest expense	744,473	725,855	657,603	1,412,127	1,355,820
Amortization of finance cost	55,497	67,402	50,681	83,744	36,127
Total fixed charges	799,970	793,257	708,284	1,495,871	1,391,947

Preferred dividend requirements	-	-	-	-	-
Total combined fixed charges and	799,970	793,257	708,284	1,495,871	1,391,947
preferred dividends

Ratio of earnings to combined fixed	2.1x	11.8x	44.2x	17.8x	8.2x
charges and preferred dividends